Code Advisors LLC
(SEC ID No. 8-68511)

Annual Audit Report

December 31, 2018

PUBLIC DOCUMENT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68511

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/18** (mm/dd/yy) AND ENDING **12/31/18** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Code Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Second Street, Suite 2225
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Nakao **415-659-8083**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robin Nakao**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Code Advisors LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF San Francisco

Subscribed and sworn to (or affirmed) before me on this 28 day of February 20 19 by ROBIN L. NAKAO

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

D. Nigam

(Signature of Notary)

Notary Public

D. NIGAM
Notary Public - California
San Francisco County
Commission # 2259134
My Comm. Expires Oct 19, 2022

Robin L Nakao

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Code Advisors LLC

December 31, 2018

Table of Contents

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Code Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Code Advisors LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Code Advisors LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Code Advisors LLC's auditor since 2012.
Walnut Creek, California
February 28, 2019

1

Code Advisors LLC

Statement of Financial Condition

December 31, 2018

Assets

Cash	$	13,361,935
Restricted certificate of deposit		257,144
Leasehold improvements (net of $209,357 of accumulated depreciation)		656,948
Other assets		25,000
Total Assets	$	14,301,027

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	129,368
Due to affiliates		5,875,919
Deferred rent		278,005
Total Liabilities		6,283,292
Member's Equity		8,017,735
Total Liabilities and Member's Equity	$	14,301,027

See accompanying notes.

Code Advisors LLC

December 31, 2018

1. Organization

Code Advisors LLC (the "Company") was organized as a Delaware limited liability company in December 2009. The Company is owned by its sole member, Code Holdings LLC ("Holdings"). The Company is a securities broker-dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority in January 2011. The Company advises public and private companies on mergers, acquisitions and other corporate matters on a fee basis.

2. Significant Accounting Policies

Changes to significant accounting polices
Other than the revenue recognition and presentation accounting policies of the Company, there were no significant changes made to the Company's accounting policies. The accounting policy changes are attributable to the adoption of the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU"), Revenue from Contracts with Customers (the "new revenue standard" or "ASU 2014-09") on January 1, 2018.

Cash and cash equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2018.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Revenue from contracts with customers
From January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers." The Company has elected the full retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year ended December 31, 2018.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Code Advisors LLC

December 31, 2018

2. Significant Accounting Policies (continued)

The Company earns revenue from contracts with customers and other sources (principal transactions, interest and other). The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

The Company generates revenue by providing advisory services to companies related to mergers and acquisitions, by acting as agent in private placements of securities and by participating in securities underwritings. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Revenue from securities underwriting is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Other income

Other income consists primarily of interest income earned on restricted certificate of deposit, foreign currency gains and losses and client expense reimbursements.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. There was no deferred revenue at January 1, 2018 and December 31, 2018.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment from a customer. The Company had receivables related to revenues from contracts with customers of $ 1,855,000 and $0 at January 1, 2018 and December 31, 2018, respectively.

Contract Costs

The Company recognizes revenue from customer expense reimbursements on a gross basis and includes this income in other income of the accompanying statement of income. Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2018.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Code Advisors LLC

December 31, 2018

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. Income tax returns for the years from 2010 through 2017 are open to examination by tax authorities.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent recorded and payments made results in deferred rent.

Depreciation

The Company records leasehold improvements at cost. Leasehold improvements are depreciated over the 10-year term of the lease.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3   Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Code Advisors LLC

December 31, 2018

3. Fair Value Measurements (continued)

Securities owned, non-marketable

Fair value estimates are based on quoted market prices when available, or based on latest round of financing, if available. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques require a high level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models.

Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

During the year ended December 31, 2018, the Company distributed securities classified as Level 3 worth $2,492,149 to Holdings.

The following table summarizes the changes in assets classified in Level 3 for 2018. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	Total Securities
Balance at January 1, 2018	$ 873,250
Securities received in lieu of cash fees	1,590,000
Realized gain on securities	378,899
Write-off of security receivable	(350,000)
Securities distributed to Parent	(2,492,149)
Balance at December 31, 2018	$ -

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to the greater of $100,000 or one fifteenth of aggregate indebtedness, both as defined. At December 31, 2018, the Company's net capital was $7,078,643, which exceeded the requirement by $6,659,757.

5. Risk Concentration

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2018, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $13,368,556.

6. Related Party Transactions

The Company has an overhead-sharing agreement with Code Management Company LLC ("Management"), a company under common ownership. Management provides office space, compensation and pays most overhead expenses for the Company. The Company pays management fees to Management as part of this agreement.

At December 31, 2018, $1,532,213 was due to Management and included in due to affiliates.

The Company has a sub-advisory agreement with Code Advisors Limited ("Limited"), a foreign entity under common ownership. Limited provides certain advisory and related services. The Company pays sub-advisory fees to Limited as part of this agreement. At December 31, 2018, $4,343,706 was due to Limited and included in due to affiliates.

6. **Related Party Transactions (continued)**

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. **Restricted Certificate of Deposit**

In 2016, the Company established a $253,500 standby letter of credit with First Republic Bank as required under the terms of the lease obligation. The standby letter of credit is in place of the security deposit. Under the terms of the letter of credit, First Republic Bank has a continuing security interest in the restricted account included on the statement of financial condition. The letter of credit expires on March 16, 2019 but will automatically renew annually through 2027.

8. **Lease Obligation**

The Company rents space in New York under an operating lease for a 10 year term that expires in 2026. The future minimum lease payments under the lease are as follows:

Year	Amount
2019	$ 537,722
2020	552,509
2021	573,120
2022	615,964
2023	632,903
Thereafter	1,888,027
	$4,800,245

A portion of the leased space is subleased to an unrelated party that began on May 14, 2018 and expires on May 31, 2020. Amounts due under the sublease are as follows:

Year	Amount
2019	$ 270,701
2020	$ 114,581

9. **Recently Issued Accounting Pronouncements, Not Yet Adopted**

ASU 2016-02 Leases
In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2019 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements.

ASU 2016-13 Financial Instruments – Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures.

9. **Recently Issued Accounting Pronouncements, Not Yet Adopted (continued)**

    ASU 2016-13 Financial Instruments – Credit Losses (continued)
    The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

10. **Subsequent Events**

    The Company has evaluated subsequent events through February 28, 2019 the date which the financial statements were issued.